UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

DATALINKS Kabushiki Kaisha

(Name of Subject Company)

DATALINKS CORPORATION

(Translation of Subject Company’s Name into English (if applicable)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

DTS CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Atsushi Ogino

TMI Associates

23rd Floor, Roppongi Hills Mori Tower

6-10-1 Roppongi, Minato-ku, Tokyo 106-6123, Japan

Telephone: +81 (0) 3-6438-5511

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is published in Japan as an exhibit to this Form:

Exhibit No.	Description

A	English Translation of DATALINKS CORPORATION’s Convocation Notice for the 35th Annual General Meeting of Shareholders and Reference Documents for the General Meeting of Shareholders

(b)	Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit A.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	The following document is included as an exhibit to this Form:

Exhibit No.	Description

B	Power of Attorney dated April 28, 2017

PART III – CONSENT TO SERVICE OF PROCESS

DTS CORPORATION is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DTS CORPORATION

By:	/s/ Atsushi Ogino
Name: Atsushi Ogino
Title: Attorney-in-Fact

Date: June 1, 2017